Exhibit 99.8

PRESS RELEASE

Argentina: Production Start-up at Fenix Offshore Gas Field

Paris, September 20, 2024 – TotalEnergies announces the start of production from the Fenix gas field, located 60 km off the coast of Tierra del Fuego in Southern Argentina.

The Fenix field is part of the Cuenca Marina Austral 1 (CMA-1) concession, in which TotalEnergies holds a 37.5% operated interest, alongside its partners Harbour Energy (37.5%) and Pan American Energy (25%).

With a production capacity of 10 million cubic meters per day (70,000 boe/d), the Fenix development consists of a new unmanned platform, located in 70 meters water depth and connected to the existing CMA-1 facilities. Gas produced at Fenix is sent through a 35-kilometer subsea pipeline to the TotalEnergies-operated Véga Pléyade platform and is subsequently treated onshore at the Río Cullen and Cañadon Alfa facilities, which are also operated by the Company. Fenix is a low cost, low emissions development, with a carbon intensity of 9 kg CO2e/boe, leveraging on the existing infrastructure.

"The start-up of Fenix production safely and ahead of schedule, only two years after FID, demonstrates the capacity of our Company to deliver its projects. Fenix will contribute to maintaining our gas production plateau in Tierra del Fuego and ensure a reliable supply to the Argentinean gas market" said Javier Rielo, Senior Vice President Americas, Exploration & Production at TotalEnergies. "With its low break-even and low carbon intensity, Fenix perfectly matches the Company's low-cost and low-emission strategy."

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TotalEnergies in Argentina

TotalEnergies has been operating in Argentina since 1978, and today employs more than 1,100 people in its business segments, in Exploration & Production, renewable electricity (solar and wind), and lubricants.

Through its Total Austral affiliate, it is the country’s leading international gas producer, operating some 25% of production. The Company’s equity share of production averaged 88,000 barrels of oil equivalent per day in 2023.

In Tierra del Fuego, alongside partners Harbour Energy (37.5%) and Pan American Sur (25%), TotalEnergies (37.5%) operates the Cuenca Marina Austral 1 (CMA-1) concession, which includes onshore fields and 6 offshore platforms.

In Neuquen, the Company holds equity interests in five onshore blocks, spanning more than 235,000 net acres, all operated.

Across the country, TotalEnergies operates 3 wind farms and 1 solar plant, with an installed capacity of approximately 300 MW.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).